UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50407

Frederick County Bancorp, Inc.

(Exact name of registrant as specified in its charter)

9 North Market Street
Frederick, Maryland 21701
301.620.1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐
Rule 12h-3(b)(1)(i)	☒*
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* Explanatory Note:  Registrant is filing this Form 15 suspending its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12h-3(b)(1)(i), in reliance on no-action letter issued by the Staff of the Division of Corporation Finance.

Approximate number of holders of record as of the certification or notice date: 619

Pursuant to the requirements of the Securities Exchange Act of 1934 Frederick County Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 31, 2013	By:	/s/ William R. Talley, Jr.
			Name:	William R. Talley, Jr.
			Title:	Executive Vice President, Chief Financial and Chief Operating Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.